FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934


For September 8, 2003
Commission File Number:   0-30204

                         Internet Initiative Japan Inc.
                 (Translation of registrant's name into English)
 Jinbocho Mitsui Bldg. 1-105 Kanda Jinbo-cho, Chiyoda-ku, Tokyo 101-0051, Japan

                    (Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
                Form 20-F [ X ]                 Form 40-F [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as per-mitted by Regulation S-T Rule 101(b)(1): ____

  Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

  Indicate by check mark if the registrant is submitting the Form 6-K in paper as per-mitted by Regulation S-T Rule 101(b)(7): ____

  Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the reg-istrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a mate-rial event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                        Yes [   ]                No  [ X ]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

      THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATMENT ON FORM F-3 (FILE NO. 333-12696) OF INTERNET INITIATIVE JAPAN INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

                                  EXHIBIT INDEX


Exhibit       Date                Description of Exhibit
-------    -----------            ----------------------

  1        09/08/2003  Claim Against Crosswave Communications Inc. ("Crosswave")

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    Internet Initiative Japan Inc.


Date:  September 8, 2003       By:  /s/ Koichi Suzuki
                                    -----------------
                                    Koichi Suzuki
                                    President, Chief Executive Officer and
                                    Representative Director

EXHIBIT 1


                                                               September 8, 2003
                                   105, Kanda Jinbo-cho 1-chomeChiyoda-ku, Tokyo
                                           Internet Initiative Japan Inc.("IIJ")



            Claim against Crosswave Communications Inc. ("Crosswave")
            ---------------------------------------------------------

     In May 2002, to assist Crosswave in securing loan financing, Internet Initiative Japan ("IIJ") entered into a JPY 5.0 billion Cash Deficiency Support Agreement (the "CDS Agreement") with Crosswave and four Japanese commercial banks. The CDS Agreement is a commitment by IIJ to cover cash deficiency up to JPY 5.0 billion in case of shortage in the principal and interest payment funds or acceleration in connection with a Syndicated Loan Agreement for an aggregate sum of JPY 20 billion. The banks are entitled to claim the JPY 5.0 billion amount directly from IIJ. Since IIJ provided JPY 5.0 billion to the banks as the security deposit, the claim of the banks was set off against such deposit.

     The security deposit of JPY 5.0 billion which IIJ provided to the banks making the syndicated loan to Crosswave under the CDS Agreement was acquired by the banks upon Crosswave's filing of a petition for commencement of corporate reorganization proceedings. Accordingly, IIJ now holds a claim for indemnification against Crosswave in the amount of JPY 5.0 billion, and plans to file this JPY 5.0 billion claim with the reorganization administrator of Crosswave as a reorganization claim. However, if IIJ receives interest and principal in connection with this claim under the reorganization plan or otherwise, IIJ will have to pay such interest and principal either entirely or partly to the banks.